UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
J. Johnson & Company, LLC

Legal status of issuer

>   *Form*
>   Limited Liability Company
>
>   *Jurisdiction of Incorporation/Organization*
>   North Carolina
>
>   *Date of organization*
>   March 29, 2019

Physical address of issuer
1129 Corporation Parkway, Suite 181/199, Raleigh, NC 27610

Website of issuer
https://www.hubbkitchens.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$83,701.94	$4,488.13
Cash & Cash Equivalents	$8,087.64	-$961.42
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$32,819.07	$2,711.99
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$1,566.89	-$39,392.84

May 4, 2022

FORM C-AR

J. Johnson & Company, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by J. Johnson & Company, LLC, a North Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hubbkitchens.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 4, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

J. Johnson & Company, LLC (the "Company") is a North Carolina Limited Liability Company, formed on March 29, 2019. The Company is currently also conducting business under the name of HUBB Kitchens.

The Company is located at 1129 Corporation Parkway, Suite 181/199, Raleigh, NC 27610.

The Company's website is https://www.hubbkitchens.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our shared-use commercial kitchen is for rent by the hour, week, or month to the culinary entrepreneur community – serving restaurant owners, private chefs, food truck vendors, beginning farmers, home-based bakers and producers, private instructors or demonstrators, and individuals who are seeking culinary arts classes and workshops.

RISK FACTORS

Risks Related to the Company's Business and Industry

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may

not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jason Johnson, Jon Comtois, and Katherine Symanowicz who are Founder & Managing Member, Director of Operations, and Director of Marketing of the Company. The Company has or intends to enter into employment agreements with Jason Johnson, Jon Comtois, and Katherine Symanowicz although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jason Johnson, Jon Comtois, and Katherine Symanowicz or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jason Johnson, Jon Comtois, and Katherine Symanowicz in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jason Johnson, Jon Comtois, and Katherine Symanowicz die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations

where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts.. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;

- food-borne illness incidents;

- the safety of the food commodities we use, particularly beef;

- guest injury;

- security breaches of confidential guest or employee information;

- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our shared-use commercial kitchen is for rent by the hour, week, or month to the culinary entrepreneur community – serving restaurant owners, private chefs, food truck vendors, beginning farmers, home-based bakers and producers, private instructors or demonstrators, and individuals who are seeking culinary arts classes and workshops.

Business Plan

The supply of affordable rentable commercial kitchen space that allows food business owners to operate and produce their products in accordance with federal and state food regulations is essentially nonexistent in THE TRIANGLE. By mitigating start-up costs and providing a

nurturing environment, H.U.B.B. Kitchens will help food businesses start, grow, and stay in their communities by taking a time-tested successful co-working concept and swapped out office space for kitchens.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Shared used commercial kitchen	Shared used commercial kitchen available to rent	Restaurant owners, private chefs, food truck vendors

Become a thriving community shared-use kitchen that will support a major increase in the number of local food production and local culinary businesses in Wake & Durham Counties and beyond.

HUBB Kitchens cultivates culinary entrepreneurs as they formalize and grow their businesses by providing professionally managed, easily accessible, affordable commercial kitchen space for rent and industry-specific technical assistance. HUBB Kitchens provides entrepreneurs the savvy to succeed.

Competition

The Company's primary competitors are The Kitchen Archive, The Cookery, Piedmont Food Processing Center.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Restaurant owners, private chefs, food truck vendors, beginning farmers, home-based bakers and producers, private instructors or demonstrators, and individuals who are seeking culinary arts classes and workshops.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1129 Corporation Parkway, Suite 181/199, Raleigh, NC 27610

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder & Managing Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jason has over 16 years of restaurant management experience with successful brands such as Ruth's Chris Steakhouse, P.F. Chang's China Bistro, and The Capital Grille.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Revenue Share Notes
Amount outstanding	100,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is 100,500 .

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revenue Share Agreements	$67,000	$67,000.00	Operational expenses such as payroll, R&M, and equipment purchases	November 1, 2021	Regulation CF

Ownership

The Company is broadly held amongst eleven owners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jason Johnson	65.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$2,853.00	$2,853.00	$0.00

Operations

Since Inception, the Company has relied on funds received from its founders and first revenue generating location to fund its operations. As of December 31, 2021, the Company has $20,000 working capital. We are in progress of opening a second location. Based on projections and

current performance of first location we project positive working capital starting July 2022, but not guaranteed and while the company believes a conservative viewpoint would assume a loss in 2022. Our first revenue generating location opened December 2020 generated $3,633.95 that month. During 2021, the Company funded its operations with $67,000 revenue share funding from a crowdfunding campaign, and funds from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company intends to improve profitability in the next 12 months by opening three new physical locations with its current labor cost, hiring full-time bookkeeping firm, and hiring part-time financial strategist.

Liquidity and Capital Resources

On May 28th, 2021 the Company conducted an offering pursuant to Regulation CF and raised $ 67,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	FSMP, LLC
Relationship to the Company	Member
Total amount of money involved	$12,500.00
Benefits or compensation received by related person	Principal and 25% interest paid on June 30th, 2022
Benefits or compensation received by Company	$12,500 USD
Description of the transaction	$12,500 loan from Limited Liability Company member

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jason Johnson
(Signature)

Jason Johnson
(Name)

Manager and President/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Johnson
(Signature)

Jason Johnson
(Name)

Manager and President/CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

J. Johnson & Company LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Other Primary Income	15,000.00
Sales	17,231.37
Sales of Product Income	587.70
Total Income	**$32,819.07**
GROSS PROFIT	**$32,819.07**
Expenses	
Advertising & Marketing	4,360.92
Bank Charges & Fees	914.00
Car & Truck	256.51
Contractors	25,116.40
Education	400.00
Equipment	-3,637.63
Job Supplies	-42.90
Legal & Professional Services	11,617.15
Meals & Entertainment	1,374.19
Office Supplies & Software	4,414.36
Other Business Expenses	231.00
Payroll Expenses	
Taxes	569.22
Wages	6,153.84
Total Payroll Expenses	**6,723.06**
QuickBooks Payments Fees	10.00
Rent & Lease	1,459.79
Suits for Work	364.41
Travel	3,098.92
Total Expenses	**$56,660.18**
NET OPERATING INCOME	**$ -23,841.11**
Other Income	
PPP loan (forgiven)	25,408.00
Total Other Income	**$25,408.00**
NET OTHER INCOME	**$25,408.00**
NET INCOME	**$1,566.89**

J. Johnson & Company LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Corp. Pkwy Operating	3,034.21
East Lenoir Operating	-20.00
Food & Beverage Expense	-644.48
J. Johnson & Co. Payroll	-6,982.00
JJ & Co. Operating	-5,439.88
Navy Federal Checking	566.79
Payroll	17,573.00
Total Bank Accounts	**$8,087.64**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	5,449.55
Undeposited Funds	0.00
Total Other Current Assets	**$5,449.55**
Total Current Assets	**$13,537.19**
Other Assets	
Loaned to CPK	31,270.78
Loaned to Hubbs Kitchen Advisory LLC	1,463.35
Loaned to Lenoir	37,430.62
Total Other Assets	**$70,164.75**
TOTAL ASSETS	**$83,701.94**

J. Johnson & Company LLC

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express 1030	-300.00
Capital One 2643	-4,294.93
Total Credit Cards	**$ -4,594.93**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	728.70
Federal Unemployment (940)	36.92
NC Income Tax	276.00
NC Unemployment Tax	61.53
Total Payroll Liabilities	**1,103.15**
Total Other Current Liabilities	**$1,103.15**
Total Current Liabilities	**$ -3,491.78**
Long-Term Liabilities	
RevShare Investment	62,450.00
Total Long-Term Liabilities	**$62,450.00**
Total Liabilities	**$58,958.22**
Equity	
Opening Balance Equity	-284.30
Owner's Investment	87,649.67
Owner's Pay & Personal Expenses	-25,253.98
Retained Earnings	-38,934.56
Net Income	1,566.89
Total Equity	**$24,743.72**
TOTAL LIABILITIES AND EQUITY	**$83,701.94**

J. Johnson & Company LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,566.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Loaned to CPK	-31,270.78
Loaned to Hubbs Kitchen Advisory LLC	-1,463.35
Loaned to Lenoir	-37,430.62
American Express 1030	-300.00
Capital One 2643	-4,294.93
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	728.70
Payroll Liabilities:Federal Unemployment (940)	36.92
Payroll Liabilities:NC Income Tax	276.00
Payroll Liabilities:NC Unemployment Tax	61.53
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-73,656.53**
Net cash provided by operating activities	**$ -72,089.64**
FINANCING ACTIVITIES	
Opening Balance Equity	7,266.70
Owner's Investment	95,510.00
Owner's Pay & Personal Expenses	-21,638.00
Net cash provided by financing activities	**$81,138.70**
NET CASH INCREASE FOR PERIOD	**$9,049.06**
Cash at beginning of period	-961.42
CASH AT END OF PERIOD	**$8,087.64**

J. Johnson & Company L.L.C. Statement of Changes in Members' Equity

	Owner's Investment	Retained Earnings	Total Members' Equity
Balance at December 31, 2019	51.00		
Increase in Contributions	54,589.67		
Net Loss		-39392.84	15,247.83
Balance at December 31, 2020	15,247.83		
Increase in Contributions	87,649.67		
Net Loss		1566.89	89,216.56
Balance at December 31, 2021	89,216.56		
Increase in Contributions			
Net Loss			

NOTES TO FINANCIAL STATEMENTS
As of December 31st, 2021
<u>Unaudited</u>

NOTE 1 - NATURE OF OPERATIONS

J. Johnson & Company L.L.C. (which may be referred to as the "Company," "we," "us," or "our"). The Company provides rentable space in a shared commercial kitchen facility on an hourly, daily, or monthly basis, businesses can produce food in compliance with regulatory requirements. The Company incorporated on March 12, 2019, in the State of North Carolina. The Company did not begin operations until December 2020.

Since Inception, the Company has relied on funds received from its founders and one revenue generating location to fund its operations. As of December 31st, 2021, the Company has $20,000 working capital and will likely not incur losses prior to generating positive cash flow. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, three additional physical locations, and funds from revenue producing activities, when such can be realized. If the Company cannot secure additional short-term capital, the Company may seek bank debt. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of April 30th, 2022, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31st, 2021, the Company has $8,087 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer.

Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31st, 2022, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of February 27, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Common Stock
There has been a total of 9358 issued shares of common stock as of December 31st, 2021.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on March 12, 2019, and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and sustain profitable operations.
The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering shares of Class "C" Units. The Company is in the process of raising a minimum of $67,000 in this offering and up to maximum $466,752. The Crowdfunded Offering is being made through Vicinity Capital (the "Intermediary"). The Company will pay a placement fee to the Intermediary of on all gross proceeds received by the Company from the sale of the class "C" units in the Offering.

Issuance of Debt
The Company has issued promissory notes totaling $12,500. The notes have interest rate of 25% and matures June 30th, 2022.

Issuance of Equity

The Company has issued a total of **5507** Class "A" Units at a price of $35.00 per unit from February 2019 through December 31st, 2021. The Company has also issued 1300 Class "B" Units at a price of $35.00 per unit from July 2019 through December 31st, 2021. The Company has also issued 2400 Class "B" Units at a price of $35.00 per unit from July 2019 through December 31st, 2021

I, _____Jason Johnson_____, certify that:

J. Johnson & Company L.L.C.

(1) The financial statements of _____ included in this Form are true
   and complete in all material respects; and

(2) The tax return information for the company reflects accurately the information reported
   on the tax return for the company filed for the fiscal year ended December 31, __2020___.
   Namely total income of $_____$2853_____, taxable income of
   $_____$2853_____, and total tax of $_____$0_____.

Signature: ___[DocuSigned by: Jason Johnson — CB1093E5786A487...]___

Printed Name: ____Jason Johnson_____

Title: ____Managing Member_____

Date: ____5/2/2022 | 3:28 PM EDT_____

Certificate Of Completion

Envelope Id: 197F5778884B4DB48A4123D5340CD55C

Subject: Please DocuSign: Self Cert 2020.pdf

Source Envelope:

Document Pages: 1

Certificate Pages: 1

AutoNav: Enabled

EnvelopeId Stamping: Enabled

Time Zone: (UTC-05:00) Eastern Time (US & Canada)

Signatures: 1

Initials: 0

Status: Completed

Envelope Originator:

Jason Johnson

236 Sunnybrook Road

P.O. Box 46751

Raleigh, NC 27620

jjohnson@hubbkitchens.com

IP Address: 71.135.2.35

Record Tracking

Status: Original

    5/2/2022 3:20:18 PM

Holder: Jason Johnson

    jjohnson@hubbkitchens.com

Location: DocuSign

Signer Events	Signature	Timestamp
Jason Johnson jjohnson@hubbkitchens.com Managing Member J. Johnson & Company L.L.C. Security Level: Email, Account Authentication (None)	DocuSigned by: *Jason Johnson* CB1093E5786A487... Signature Adoption: Pre-selected Style Signed by link sent to jjohnson@hubbkitchens.com Using IP Address: 71.135.2.35	Sent: 5/2/2022 3:25:34 PM Viewed: 5/2/2022 3:25:39 PM Signed: 5/2/2022 3:28:38 PM Freeform Signing

Electronic Record and Signature Disclosure:
    Not Offered via DocuSign

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	5/2/2022 3:25:34 PM
Certified Delivered	Security Checked	5/2/2022 3:25:39 PM
Signing Complete	Security Checked	5/2/2022 3:28:38 PM
Completed	Security Checked	5/2/2022 3:28:38 PM

Payment Events	Status	Timestamps